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          [GRAPHIC:  Two joined railcar couplers]

                            WHY NORFOLK SOUTHERN IS
                         THE RIGHT PARTNER FOR CONRAIL.

        AMERICA WINS
        Norfolk Southern and Conrail make a perfect combination for shippers, consumers, shareholders and employees. Here's why:

        BALANCED COMPETITION
        Norfolk Southern and Conrail will provide balanced competition by creating a strong rail system to compete with CSX in the East. True competition means safe, economical service. It promotes innovation, economic development and job growth. It makes goods affordable. When Norfolk Southern and Conrail team up, major markets will enjoy a competitive alternative. The economies of New York, Baltimore, Dayton, Indianapolis, Philadelphia, Pittsburgh and other areas won't be hostage to one major railroad.

        MARKETING FLEXIBILITY
        With systems that extend one another, Norfolk Southern and Conrail will give shippers wide market access and smooth interchanges with other carriers -- in short, a transportation gateway to the world. The combined system will be competitive with trucks -- good news for the environment and for motorists on clogged and crumbling highways.

        SUPERIOR PERFORMANCE
        Norfolk Southern earns its reputation as America's most admired railroad.1 With the best-maintained infrastructure, highest efficiency and safest employees of all major railroads, it's no wonder automakers located eight out of 12 new assembly plants on our system and that this year alone 64 new industries located on our lines. Norfolk Southern and Conrail will build on successes like these.

        FINANCIAL STRENGTH
        Norfolk Southern's commitment to Conrail constituents is backed by a solid balance sheet and a century of sure-footed performance. We recently marked 15 consecutive quarters of year-over-year growth in earnings per share. We believe that together, the companies will have the resources to provide unmatched service for shippers, opportunity for employees and growth potential for investors.

        THE ISSUE OF FAIRNESS
        Conrail shareholders should have the right to choose Norfolk Southern's 100% cash offer, rather than having an inferior offer forced on them. Conrail employees would benefit by having their overfunded pension plan merged with Norfolk Southern's overfunded plan, rather than with a CSX plan that the U.S. government last week again put on its list of 50 companies with the largest unfunded pension liability.2 Under the CSX proposal, the cushion that Conrail employees have built up in their plan could be used to eliminate the shortfall in the CSX plan.

        WHAT YOU CAN DO
        A Norfolk Southern / Conrail combination is right for many reasons. As a Conrail shareholder, you can help make it a reality December 23 by saying NO to an inferior CSX/Conrail deal -- by voting AGAINST Conrail's proposal to "opt out" of Pennsylvania's fair value statute. Conrail ESOP participants can cast especially meaningful votes AGAINST, because each allocated share represents a voting interest by the participants equivalent to as many as seven shares. Remember, ESOP participants' votes are confidential.

        A WINNING FUTURE
        Your vote AGAINST will send a loud message. If you and a majority of the other shareholders vote AGAINST, Conrail's board will know you want a better deal. You can help usher in a winning future for railroads and those who depend on them, a future characterized by competition, growth, opportunity, peace of mind for retirees and basic rights for shareholders. You can help bring Norfolk Southern and Conrail together as partners for the 21st century.

                          [Norfolk Southern Logo]
        (c) 1996 Norfolk Southern Corp., Three Commercial Place,
                             Norfolk VA 23510-2191
                             http//www.nscorp.com

        1 FORTUNE, Annual Corporate Reputations Survey, March 4, 1996 2 Pension Benefit Guaranty Corp., Dec. 12, 1996

        Important: If you have any questions, please call our solicitor,
                    Georgeson & Company Inc., toll free at
              1-800-223-2064. Banks and brokers call 212-440-9800.